FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street, 2nd Floor
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated June 16, 2016, announcing the Company's financial results for the three months ended March 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: June 16, 2016
/s/ Stamatis Tsantanis By: Stamatis Tsantanis Chief Executive Officer

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2016

June 16, 2016 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ:SHIP) announced today its financial results for the three months ended March 31, 2016.

For the three months ended March 31, 2016, the Company generated net revenues of $7.0 million. As of March 31, 2016 total stockholder's equity was $21.1 million and cash and restricted cash was $2.8 million.

Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, stated:
"Market conditions in the dry bulk market during the first quarter of 2016 continued to be unfavorable, as the average BDI was 42% lower as compared to the first quarter of 2015. However, during May 2016 the Capesize index was approximately 39% higher than in May 2015. This suggests that changes in iron ore and coal inventory cycles have the capacity to impact the market positively. Furthermore, it should be noted that our fleet's Time Charter Equivalent (TCE) rate outperformed major market indexes, which is particularly important given the difficult market environment during the first quarter. Our Supramax vessels earned a TCE rate of approximately $4,943 in the first quarter of 2016 compared to the average Baltic Supramax Index of $3,801 in the same period. Also during the first quarter of 2016, our six Capesize vessels earned a TCE rate of $3,290 as compared to an average reading of $1,424 for the Baltic Capesize Index."
"On a different note, we have agreed to certain amendments to our loan agreements with our lenders that should be highly beneficial in preserving cash flow. Looking forward, we firmly believe that current market conditions represent a unique opportunity to acquire quality tonnage at historically low prices. For that reason, we intend to pursue acquisition opportunities that we believe can further enhance value for our shareholders. We believe that Seanergy is the right platform in the dry bulk listed space in order to capitalize on the recovery of the freight market and asset values."
Current Company Fleet:
Vessel Name	Vessel Class	Capacity (in DWT)	Year Built	Yard
Leadership	Capesize	171,199	2001	Koyo – Imabari
Geniuship	Capesize	170,057	2010	Sungdong SB
Gloriuship	Capesize	171,314	2004	Hyundai HI
Squireship	Capesize	170,018	2010	Sungdong SB
Championship	Capesize	179,238	2011	Sungdong SB
Premiership	Capesize	170,024	2010	Sungdong SB
Gladiatorship	Supramax	56,819	2010	CSC Jinling Shipyard
Guardianship	Supramax	56,884	2011	CSC Jinling Shipyard
Total / Average		1,145,553	7.6 Years

Fleet Data:
Q1 2016
Ownership days (1)	728
Available days (2)	717
Operating days (3)	618
Fleet utilization (4)	84.9%
TCE rate (5)	$3,765
Daily Vessel Operating Expenses (6)	$5,118

(1)	Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.
(2)	Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings, special and intermediate surveys, or days of vessels in lay-up. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the three months ended March 31, 2016, the Company incurred 11 off-hire days for a vessel in lay-up.
(3)	Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire for any reason, including off-hire days between successive voyages, as well as other unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues. In the three months ended March 31, 2016, the Company incurred 97 off-hire days between voyages and 2 off-hire days due to other unforeseen circumstances.
(4)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.
(5)	Time Charter Equivalent (TCE) rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. We include TCE rate, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable US GAAP measure, and because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.
(In thousands of US Dollars, except operating days and TCE rate)

Q1 2016
Net revenues from vessels	7,001
Less: Voyage expenses	4,674
Net operating revenues	2,327
Operating days	618
TCE rate	3,765
(6)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. We include daily vessel operating expenses, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with vessel operating expenses, the most directly comparable US GAAP measure, and because it assists our management in making decisions regarding the assessment of our vessels' operational performance. Our calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles our vessel operating expenses to daily vessel operating expenses.

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)
Q1 2016
Vessel operating expenses	3,726
Ownership days	728
Daily Vessel Operating Expenses	5,118

First Quarter Developments:
Reverse Stock Split and Nasdaq Compliance
On January 8, 2016, a 1-for-5 reverse split of the Company's common stock became effective, and the common stock began trading on a split-adjusted basis on the Nasdaq Capital Market. This reduced the number of outstanding shares of the Company's common stock from 97,612,971 shares to 19,522,413 shares, after adjusting for fractional shares. On January 27, 2016, we received a letter from Nasdaq confirming that we had regained compliance with Nasdaq's minimum bid price requirement.
Amendments to the Revolving Convertible Promissory Note to the Sponsor
On January 27, 2016 and on March 7, 2016, the Company entered into a third and fourth amendment respectively to the unsecured revolving convertible promissory note of September 7, 2015. These amendments increased the amount of the note to approximately $16.3 million (the "Applicable Limit") and further modified the amount by which the Applicable Limit is reduced on September 10, 2017, and each year on the anniversary of that date to $2.5 million. As of March 31, 2016, the Company had drawn down the entire amount available under the note.
Subsequent Developments:
Supplemental Letter to the HSH Nordbank AG Loan Facility
On May 16, 2016, we entered into a supplemental letter to the $44.4 million senior secured loan facility with HSH Nordbank AG, which was entered into on September 1, 2015 to finance the acquisitions of the M/Vs Geniuship and Gloriuship. Effective as of March 1, 2016, the supplemental letter has deferred certain prepayments to June 30, 2018.
Supplemental Agreement to the UniCredit Bank AG Facility Agreement
On June 3, 2016, we entered into a supplemental agreement to the $52.7 million facility agreement with UniCredit Bank AG, which was entered into on September 11, 2015 to finance the acquisitions of the M/Vs Premiership, Gladiatorship and Guardianship. Effective as of June 13, 2016, the supplemental agreement has split the margin into a cash portion and a non-cash portion. The non-cash portion of the margin will be capitalized and repaid in full by June 30, 2017. In addition, the application of certain covenants is deferred to June 30, 2017.
Amendments to the Revolving Convertible Promissory Note to the Sponsor
On April 21, 2016 and May 17, 2016, the Company entered into a fifth and sixth amendment respectively to the unsecured revolving convertible promissory note of September 7, 2015. These amendments increased the Applicable Limit to approximately $18.7 million and further modified the amount by which the Applicable Limit is reduced on September 10, 2017, and each year on the anniversary of that date to $2.75 million. As of today, the Company has drawn down the entire amount available under the note.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
March 31, 2016 and December 31, 2015
 (In thousands of US Dollars)

	March 31, 2016	December 31, 2015
ASSETS
Cash and restricted cash	2,779	3,354
Vessels, net	197,748	199,840
Other assets	5,264	6,158
TOTAL ASSETS	205,791	209,352

LIABILITIES AND STOCKHOLDERS' EQUITY
Bank debt	177,368	177,505
Convertible promissory note	218	134
Other liabilities	7,108	8,429
Stockholders' equity	21,097	23,284
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	205,791	209,352

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
For the three months ended March 31, 2016 and 2015
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2016	2015
Revenues:
Vessel revenue, net	7,001	-

Expenses:
Voyage expenses	(4,674)	(21)
Vessel operating expenses	(3,726)	(232)
Management fees	(232)	(16)
General and administrative expenses	(839)	(683)
Depreciation and amortization	(2,220)	(23)
Operating loss	(4,690)	(975)
Other income (expense):
Interest and finance costs, net	(2,040)	(24)
Other, net	3	(10)
Total other expenses, net:	(2,037)	(34)
Net loss	(6,727)	(1,009)

Net loss per common share, basic and diluted	(0.35)	(0.20)
Weighted average number of common shares outstanding, basic and diluted	19,370,412	4,926,032

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is an international provider of marine dry bulk shipping services through the ownership and operation of dry bulk vessels. The Company is registered in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong.
The Company currently owns a modern fleet of a total of eight dry bulk carriers, six Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,145,553 DWT and an average fleet age of about 7.6 years.
The Company's common stock trades on the NASDAQ Capital Market under the symbol "SHIP."
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "may," "should," "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's ability to continue as a going concern; the Company's operating or financial results; the Company's liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com